SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                                -----------

                                SCHEDULE 13D
                               (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13D-2(a)


                            UNITED RENTALS, INC.
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                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
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                       (Title of Class of Securities)

                                911 363 109
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                               (CUSIP Number)

                         APOLLO MANAGEMENT IV, L.P.
                          1999 AVENUE OF THE STARS
                                 SUITE 1900
                       Los Angeles, California 90067
                               (310) 201-4100
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              JANUARY 7, 1999
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          (Date of Event Which Requires Filing of This Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 911 363 109                  13D
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   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                APOLLO INVESTMENT FUND IV, L.P.
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) |X|
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*

                OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                         [  ]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
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                   7    SOLE VOTING POWER

   NUMBER OF                 11,389,040 SHARES OF COMMON STOCK
     SHARES        ---------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                   0
   REPORTING       ---------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                             11,389,040 SHARES OF COMMON STOCK
                   ---------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                11,389,040 shares of Common Stock
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                               |X|

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                14.2%
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   14     TYPE OF REPORTING PERSON*

                PN
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 911 363 109                  13D
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   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                APOLLO OVERSEAS PARTNERS IV, L.P.
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) |X|
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   3      SEC USE ONLY

----------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                OO
----------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                      [  ]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                CAYMAN ISLANDS
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                   7    SOLE VOTING POWER

   NUMBER OF                 610,960 SHARES OF COMMON STOCK
     SHARES        ---------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                   0
   REPORTING       ---------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                             610,960 SHARES OF COMMON STOCK
                   ---------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             0
----------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                610,960 shares of Common Stock
----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                            |X|

----------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.8%
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   14     TYPE OF REPORTING PERSON*

                PN
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 911 363 109                  13D
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   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                APOLLO ADVISORS IV, L.P.
----------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                   (b) |X|
----------------------------------------------------------------------------
   3      SEC USE ONLY

----------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                OO
----------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                     [  ]

----------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER

   NUMBER OF                 12,000,000 SHARES OF COMMON STOCK
     SHARES        ---------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY
      EACH                   0
   REPORTING       ---------------------------------------------------------
  PERSON WITH      9    SOLE DISPOSITIVE POWER

                             12,000,000 SHARES OF COMMON STOCK
                   ---------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                             0
----------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,000,000 shares of Common Stock
----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                               |_|

----------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                14.9%
----------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                PN
----------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                      STATEMENT PURSUANT TO RULE 13d-1

                                   OF THE

                       GENERAL RULES AND REGULATIONS

                                 UNDER THE

                SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

 ---------------------------------------------------------------------------


      Responses to each item below are incorporated by reference into each other item, as applicable.

 Item 1.  Security and Issuer.

      This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of United Rentals, Inc., a Delaware corporation ("United Rentals" or the "Issuer"). The principal executive offices of the Issuer are located at Four Greenwich Office Park, Greenwich, Connecticut 06830.

 Item 2.  Identity and Background.

      This Statement is filed by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIFIV"), and Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P. a Delaware limited partnership ("Advisors IV"). AIFIV, Overseas IV and Advisors IV are referred to collectively as the "Reporting Persons."

      AIFIV and Overseas IV are principally engaged in the business of investment in securities. Advisors IV is principally engaged in the business of serving as general partner of AIFIV and managing general partner of Overseas IV and other investment funds. The principal business and principal office address of each of the Reporting Persons is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

      Apollo Capital Management IV, Inc., a Delaware corporation ("Capital Management IV"), is the general partner of Advisors IV. Capital
 Management IV is principally engaged in the business of serving as general partner to Advisors IV.

      Apollo Management IV, L.P., a Delaware limited partnership ("Apollo Management IV"), serves as manager of the Reporting Persons and manages their day-to-day operations.

      AIF IV Management, Inc., a Delaware corporation ("AIMIV"), is the general partner of Apollo Management IV. AIMIV is principally engaged in the business of serving as general partner to Apollo Management IV.

      The respective principal business and principal office address of Advisors IV, Capital Management IV, Apollo Management IV and AIMIV are c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

      Apollo Fund Administration IV LLC, a Delaware limited liability company ("Administration"), is the administrative general partner of Overseas IV. Administration is principally engaged in the business of serving as administrative general partner of Overseas IV. The principal business and principal office address of Administration is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

      Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to
 Schedule 13D.

      None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

 Item 3.  Source and Amount of Funds or Other Consideration.

      AIFIV and Overseas IV (collectively, the "Purchasers") have purchased an aggregate of 300,000 shares of Series A Perpetual Convertible Preferred Stock, $.01 par value, of United Rentals (the "Preferred Stock") for an aggregate purchase price of $300 million. The purchase was financed with cash on hand.

 Item 4.  Purpose of Transaction.

      On December 21, 1998, the Purchasers entered into a Preferred Stock Purchase Agreement with United Rentals (the "Stock Purchase Agreement"). The Purchasers have acquired the Preferred Stock for investment purposes. Pursuant to the terms of the Stock Purchase Agreement, on January 7, 1999, AIFIV acquired 284,726 shares of Preferred Stock and Overseas IV acquired 15,274 shares of Preferred Stock for an aggregate purchase price of $300 million.

      The following is a summary of certain terms of the Preferred Stock:

      Each share of Preferred Stock may be converted at any time, unless previously redeemed, at the option of the holder thereof into shares of Common Stock of United Rentals at the initial conversion rate of 40 shares of Common Stock for every share of Preferred Stock, to be adjusted in certain circumstances as provided for in Section 3 of the Certificate of Designation of Perpetual Convertible Preferred Stock, Series A of United Rentals (the "Certificate of Designation").

      The Preferred Stock, with respect to distributions upon the liquidation, winding-up and dissolution of United Rentals, ranks (i) senior to all classes of Common Stock and to each other class of capital stock or series of preferred stock established after December 21, 1998 that by its terms ranks junior to the Preferred Stock; (ii) on a parity with any additional shares of Preferred Stock issued in the future and any other class of capital stock or series of preferred stock issued by United Rentals after December 21, 1998 that by its terms ranks on parity with the Preferred Stock; and (iii) junior to each class of capital stock or series of preferred stock issued by United Rentals after December 21, 1998 that by its terms ranks senior to the Preferred Stock.

       In the event that United Rentals declares or pays any dividends or other distributions upon the Common Stock, other than in certain circumstances as described in the Certificate of Designation, United Rentals will also declare and pay to the holders of the Preferred Stock at the same time that it declares and pays such dividends or other distributions to the holders of the Common Stock (and with the same record date), the dividends or distributions which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Preferred Stock had all of the outstanding Preferred Stock been converted immediately prior to the record date for such dividend or distribution, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends or distributions are determined.

      In the event of any voluntary or involuntary liquidation, dissolution or winding-up of United Rentals or reduction or decrease in its capital stock resulting in a distribution of assets to the holders of any class or series of United Rental's capital stock, each holder of shares of the Preferred Stock will be entitled to payment out of the assets of the Company available for distribution of an amount equal to $1,000 per share of Preferred Stock held by such holder (the "Liquidation Preference"), plus accrued and unpaid dividends, if any, to the payment date.

      In respect of an actual or proposed Change in Control (as defined in the Certificate of Designation) that is not an acquisition which is accounted for under the "pooling-of-interests" method of generally accepted accounting principles, United Rentals shall be obligated, by notice given at any time before the Change of Control or not more than 10 business days after the Change of Control, to offer to purchase within 10 business days after the Change of Control all of the then outstanding Preferred Stock at a purchase price in cash per share equal to the Liquidation Preference thereof plus an amount equal to 6.25% of the Liquidation Preference, compounded annually from the date of issuance to the purchase date (the "Call Price"). Upon the occurrence of a Change in Control that is an acquisition which is accounted for as a "pooling-of-interests" method of accounting under generally accepted accounting principles, all of the outstanding Preferred Stock on the date of the Change in Control will be automatically converted into Common Stock having a market value equal to 109.5% of the Call Price, valued at the closing price of business on the business day prior to the date of the Change in Control. United Rentals shall not consummate any such transaction until the Common Stock to be issued to the Preferred Stockholders has been registered under the Securities Act of 1933, as amended.

      If, after 2-1/2 years following the date of issuance of the Preferred Stock, United Rentals issues for cash common stock or a series of preferred stock convertible into Common Stock, in either a public offering or a bona fide private financing, for a price for the Common Stock (including any amount payable upon conversion of Preferred Stock) below the Conversion Price (as defined in the Certificate of Designation) (each such offering being referred to herein as a "Reduced Price Offering"), then the Company shall be obligated to make an offer to apply, towards the purchase of Preferred Stock at the Call Price, 40% of the amount by which the net cash proceeds from any such Reduced Price Offering and for all other Reduced Price Offerings consummated during the preceding 12 months (but excluding any Reduced Price Offerings prior to June 30, 2001) exceeds an aggregate of $50 million, less a credit for all amounts theretofore paid for such purchases during such 12-month period.

      Holders of shares of Preferred Stock are entitled to vote together as a single class with the holders of share of Common Stock on all matters as to which holders of shares of Common Stock are entitled to vote. In such instances, each share of Preferred Stock will be entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock as of the record date for such vote or, if no record date is specified, as of the date of such vote. In addition, pursuant to Section 6 of the Certificate of Designation, which is incorporated herein by reference, an affirmative vote or consent of the holders of Preferred Stock may be required in certain circumstances.

      So long as Apollo Management IV, AIFIV, Overseas IV or their respective affiliates hold the equivalent of at least 8 million shares of Common Stock which were issued, or are issuable, upon conversion of the Preferred Stock as presently constituted, the holders of the Preferred Stock are entitled to elect two directors to serve on United Rentals Board of Directors. If, however, Apollo Management IV, AIFIV, Overseas IV or their respective affiliates holds the equivalent of at least 4 million shares of Common Stock but less than 8 million shares of Common Stock which were issued, or are issuable, upon conversion of the Preferred Stock as presently constituted, the holders of the Preferred Stock are entitled to elect one director to serve on United Rentals Board of Directors.

      The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement and the Certificate of Designation, a copy of each which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference. The Stock Purchase Agreement and the Certificate of Designation are attached hereto as Exhibit I and Exhibit II, respectively.

      The Reporting Persons entered into the transactions described in this statement as an investment in United Rentals. Notwithstanding the foregoing, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Preferred Stock are converted) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

 Item 5.  Interest in Securities of the Issuer.

      (a) The Reporting Persons beneficially own an aggregate of 300,000 shares of the Preferred Stock. Each share of Preferred Stock is initially convertible into 40 shares of Common Stock as described in Item 4, or an aggregate of 12 million shares of Common Stock. Assuming the conversion of all of the shares of Preferred Stock as of the date hereof, the Reporting Persons would beneficially own in the aggregate 12 million shares of Common Stock of United Rentals, representing approximately 14.9% of the outstanding Common Stock of United Rentals. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4. See also the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

      (b)   See the information contained on the cover pages to this
 Schedule 13D which is incorporated herein by reference.

      (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

      (d)  Not applicable.

      (e)  Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

      The response to Items 3 and 4 are hereby incorporated by reference herein.

      Pursuant to the Registration Rights Agreement, dated as of December 21, 1998, among United Rentals, Bradley S. Jacobs, AIFIV and Overseas IV (the "Registration Rights Agreement"), United Rentals has granted certain rights to the Reporting Persons with respect to the registration under the Securities Act of 1933, as amended, of the Registrable Securities (as defined in the Registration Rights Agreement) held by the Reporting Persons or their transferees. Pursuant to the Registration Rights Agreement, the Reporting Persons have certain rights to participate in sales of United Rentals Common Stock made by Bradley S. Jacobs. The Registration Rights Agreement relating to such rights is attached hereto as Exhibit III and is incorporated herein by reference.

      Except as provided for in the Stock Purchase Agreement, the Certificate of Designation or the Registration Rights Agreement or as set forth herein, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of United Rentals, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 Item 7.  Material to be Filed as Exhibits.

      Exhibit I      -    Preferred Stock Purchase Agreement, dated as of
                          December 21, 1998, among United Rentals, Inc.,
                          Apollo Investment Fund IV, L.P. and Apollo
                          Overseas Partners IV, L.P.

      Exhibit II     -    Certificate of Designation of Perpetual
                          Convertible Preferred Stock, Series A of United
                          Rentals, Inc.

      Exhibit III    -    Registration Rights Agreement, dated as of
                          December 21, 1998, among United Rentals, Inc.,
                          Bradley S. Jacobs, Apollo Investment Fund IV, L.P.
                          and Apollo Overseas Partners IV, L.P.

      Exhibit IV     -    Agreement pursuant to Rule 13d-1(k) filed herewith




                                 SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

 Dated:  January 8, 1999


                             APOLLO INVESTMENT FUND IV, L.P.

                             By:  Apollo Advisors IV, L.P.,
                                    its General Partner
                                  By:  Apollo Capital Management IV, Inc.,
                                         its General Partner


                                  By: /s/ Michael D. Weiner
                                     -------------------------------------
                                     Name:  Michael D. Weiner
                                     Title: Vice President, Apollo Capital
                                              Management IV, Inc.


                             APOLLO OVERSEAS PARTNERS IV, L.P.

                             By:  Apollo Advisors IV, L.P.,
                                    its Managing General Partner
                                  By:  Apollo Capital Management IV, Inc.,
                                         its General Partner


                                  By: /s/ Michael D. Weiner
                                     -------------------------------------
                                     Name:  Michael D. Weiner
                                     Title: Vice President, Apollo Capital
                                              Management IV, Inc.


                             APOLLO ADVISORS IV, L.P.

                             By:  Apollo Capital Management IV, Inc.,
                                    its General Partner


                                  By: /s/ Michael D. Weiner
                                     -------------------------------------
                                     Name:  Michael D. Weiner
                                     Title: Vice President, Apollo Capital
                                              Management IV, Inc.




                            APPENDIX A TO ITEM 2

           The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Advisors IV, Capital Management IV, and Administration. Capitalized terms used herein without definition have the meanings assigned thereto in the
 Schedule 13D to which this Appendix A relates. Except as otherwise indicated in this Appendix A or in the Schedule 13D to which this Appendix A relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

           The principal business of Advisors IV is to provide advice regarding investments by, and serving as general partner to, the Reporting Persons, and the principal business of Capital Management IV is that of serving as general partner of Advisors IV.

           The directors and principal executive officers of Capital Management IV are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Capital Management IV. Messrs. Black and Hannan are also limited partners of Advisors IV. Mr. Black is the President and director of AIMIV, the general partner of Apollo Management IV. Mr. Hannan is a Vice President and director of AIMIV. AIMIV is principally engaged in the business of serving as general partner of Apollo Management IV.

           Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Advisors"), Apollo Advisors II, L.P. ("Advisors II"), Lion Advisors, L.P. ("Lion"), Apollo Real Estate Advisors, L.P. ("AREA"), Apollo Real Estate Advisors II, L.P. ("AREAII") and Apollo Real Estate
 Advisors III, L.P. ("AREAIII"). The principal business of Advisors, Advisors II and Lion is to provide advice regarding investments in securities and the principal business of AREA, AREA II and AREA III is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.